EXHIBIT D.9

BEFORE THE
                PENNSYLVANIA PUBLIC UTILITY COMMISSION



In Re:  Application of Pike County Light 	)
& Power Company for a Certificate of Public	)
Convenience Evidencing Approval under		)
Section 1102(a)(3) of the Public Utility Code)
of the Transfer by Merger from Consolidated	)		Docket No:
Edison, Inc. to a newly-formed holding 		)		A-
company also named Consolidated				)
Edison, Inc. the Title to, or the Possession	)
or Use of, All Property of Pike County		)
Light & Power Company, Used or Useful		)
in the Public Service				)


TO THE PENNSYLVANIA PUBLIC UTILITY COMMISSION:

A.	Introduction

	1.	By this Application, Pike County Light & Power Company ("Pike"),
seeks, pursuant to Section 1102(a)(3) of the Public Utility Code, 66 Pa.C.S.
Section 1102(a)(3), as interpreted in the Statement of Policy on Utility
Stock Transfers, at 52 Pa. Code Section 69.901, a certificate of public convenience evidencing the Pennsylvania Public Utility Commission's ("Commission") approval of the transfer by merger from Consolidated Edison, Inc. ("CEI") to a newly-formed holding company, also named Consolidated
Edison, Inc. ("New CEI") the title to, or the possession or use of, all property of Pike, that is used or useful in the public service. As explained in greater detail herein, the merger of CEI into New CEI is part of a larger transaction, in which a subsidiary of New CEI will merge with Northeast Utilities ("NU"), with a result that NU will become a subsidiary of New CEI. Shareholders of NU will receive shares of New CEI common stock as part of the transaction. CEI shareholders will remain the majority shareholders of New
CEI following the merger.


	2.	The complete name and address of the Applicant is:

				Pike County Light & Power Company
				One Blue Hill Plaza
				Pearl River, New York  10965

	3.	The names, addresses and telephone numbers of the Applicant's attorneys are:

				David B. MacGregor
				Morgan, Lewis & Bockius LLP
				1701 Market Street
				Philadelphia, PA  19103-2921
				Tel:  (215) 963-5448
				Fax:  (215) 963-5299

				Michael W. Hassell
				Morgan, Lewis & Bockius LLP
				One Commerce Square
				417 Walnut Street
				Harrisburg, PA  17101-1904
				Tel:  (717) 237-4024
				Fax:  (717 237-4004

	4.	The name, address and telephone numbers of an additional attorney for Pike is:

				Chanoch Lubling
				Associate General Counsel
				Consolidated Edison Company
				of New York, Inc.
				4 Irving Place
				New York, New York  10003
				Tel:  (212) 460-3302
				Fax: (212) 677-5850

B.	The Parties to the Proposed Transaction

	5.	Pike is a Pennsylvania corporation organized in 1910, which
provides electric and gas public utility service in the northeastern corner of Pike County, Pennsylvania. As shown in Exhibit F hereto, as of March 31, 1999, Pike served approximately 5,200 customers. Pike provides service throughout a 51 square mile service territory in Pike County. For the twelve months ended December 31, 1999, Pike's jurisdictional electric sales amounted to approximately 59,800 MWH and its jurisdictional gas sales amounted to approximately 135,000 MCF. As shown in Exhibit H hereto, for the same period, Pike's annual operating revenues were approximately $6,359,000. Pike's system does not include any bulk transmission lines operating at or above 230,000 volts and it includes approximately 118 miles of other transmission and distribution lines operating at less than 230,000 volts.

6.	Orange and Rockland Utilities, Inc. ("Orange and Rockland") is a
public utility, incorporated in New York State. Orange and Rockland is the sole stockholder of both Pike and Rockland Electric Company ("RECO"), a New Jersey public utility. Orange and Rockland, Pike and RECO jointly operate a single fully integrated electric production and transmission system ("Orange and Rockland System") serving parts of Pennsylvania, New Jersey and New York. Orange and Rockland, along with Pike and RECO, is a participating party in the New York Independent System Operator ("NYISO") the successor to the New York Power Pool ("NYPP"). Orange and Rockland's NYISO operations and other wholesale services are subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission ("FERC").

	7.		CEI is a corporation organized under the laws of the State of
New
York and is currently a holding company exempt from registration under the
Public Utility Holding Company Act of 1935 ("PUHCA").  CEI's principal business office is at 4 Irving Place, New York, New York 10003. The stock of
CEI is publicly held.  CEI is the sole stockholder of Orange and Rockland and is thus the parent company of Pike. CEI is also the sole stockholder of
Consolidated Edison Company of New York, Inc. ("Con Edison").  Con Edison
provides electric service to over three million customers in all of New York
City (except part of Queens) and in most of Westchester County, New York.
Con Edison also provides gas service to over a million customers in
Manhattan, the Bronx and parts of Queens and Westchester County, New York and steam service to about 2,000 customers in part of Manhattan.  Its electric, gas and steam retail rates are established by the New York Public Service
Commission ("NYPSC").  Con Edison's principal business office is at 4 Irving
Place, New York, New York 10003.  Con Edison is a participant in the NYISO.
Other subsidiaries of CEI provide wholesale and retail energy services(1).

	8.		New CEI is currently a subsidiary of CEI.  New CEI formerly
was
called CWB Holdings, Inc.  New CEI is incorporated in Delaware.  New CEI was created to effectuate the merger transaction with NU.  As noted previously, following the merger, the common stock of New CEI will be held by the former shareholders of CEI and NU, with former CEI shareholders continuing to hold a majority of New CEI's common stock.

	9.		NU, a Massachusetts business trust, is a public utility
holding
company for a number of companies comprising the NU system, and is not itself an operating company. Its principal place of business is located at 174
Brush Hill Avenue, West Springfield, Massachusetts, with the general offices of NU and its subsidiaries located at 107 Seldlen Street, Berlin, Connecticut 06037. NU serves approximately 1.75 million electric customers through its wholly-owned operating subsidiaries: The Connecticut Light and Power Company ("CL&P") serving 1.12 million customers in Connecticut; Public Service
Company of New Hampshire ("PSNH") serving approximately 430,000 customers in New Hampshire; Western Massachusetts Electric Company ("WEMCO") serving approximately 200,000 customers in Massachusetts and Holyoke Water Power Company, serving approximately 30 industrial customers in Massachusetts.
Other smaller subsidiaries of NU market natural gas, electricity and electric products and services in the Northeast, provide energy conservation services, and hold investments in telecommunications infrastructure networks.(2)

In June 1999, NU entered into an agreement to acquire Yankee Energy
System, Inc. ("Yankee Energy"). The merger is expected to become effective as early as the first quarter of 2000. Yankee Energy is the largest natural gas distributor in Connecticut. For the year ending December 31, 1998, NU had approximately $3.8 billion in consolidated operating revenues.

C.	Description of the Merger

	10.	The Merger will be consummated under an Agreement and Plan of
Merger dated as of October 13, 1999 by and between CEI and NU (the "Merger Agreement"), a copy of which is attached hereto as Exhibit A. The Merger Agreement was approved by both the NU Board of Trustees and the CEI Board of Directors in meetings on October 12, 1999.

	11.	Under the Merger Agreement, CEI will acquire NU for a base price of
$25 per NU common share, subject to adjustments and allocations as described
more fully below.   To effect the acquisition, CEI will merge into New CEI,
with New CEI being the surviving company.  In addition, a subsidiary of New
CEI, N Acquisition LLC, will merge into NU, with NU being the entity surviving that merger.  As a result of these transactions, NU will become a direct, wholly-owned subsidiary of New CEI, the parent of the combined company.  These two transactions collectively constitute the Merger referred to in this Application.  The combined company will conduct business under the name "Consolidated Edison, Inc."  Charts showing the transaction and the pre-
and post-merger corporate structures are provided in Exhibit B.

	12.	Upon completion of the Merger, the former holders of CEI and NU common shares will together own all of the outstanding shares of common stock of New CEI. New CEI will in turn own all of the outstanding common shares of Con Edison, NU, Orange and Rockland and CEI's non-utility subsidiaries.
Orange and Rockland will continue to own Pike and RECO. NU will continue to own its regulated utilities and non-utility subsidiaries. New CEI will register as a public utility holding company pursuant to the PUHCA.

	13.	The shares of New CEI common stock will be distributed as follows:

		a.	As the result of the Merger, each CEI shareholder will receive one share of New CEI common stock for each CEI common share
that he or she holds.

		b.	NU shareholders may elect to receive stock or cash
consideration.  Each NU shareholder may elect to receive, for each NU common share, a fraction of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of CEI common shares over 20 trading
days randomly selected from the 40 trading days ending five
trading days prior to the closing of the Merger.   However,
the CEI share price used to calculate this fraction will not be less than $36.00 nor greater than $46.00.  The Merger
Agreement further provides that $1.00 is to be added to the
numerator if, prior to the closing of the Merger, NU enters
into binding agreements to sell certain nuclear facilities
which meet specific conditions set forth in the Merger
Agreement (the "Divestiture Condition").   In addition,
$0.0034 will be added to the numerator for each day after August 5, 2000, should the Merger not have closed by then, through the day prior to the closing of the Merger.

		c.	In the alternative, holders of NU common shares may elect to receive, for each NU common share, cash consideration equal to
$25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the
Merger, NU satisfies the Divestiture Condition, and an
additional $0.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the Merger.

		d.	Elections by NU shareholders of stock or cash consideration
will each be subject to allocation and proration procedures.
These procedures provide that not more than 50 percent of the aggregate number of NU shares eligible to receive Merger
consideration will be converted into the right to receive cash consideration, and not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into common stock of the combined company.

		e.	If the Merger closes on or prior to December 31, 2000, and the
Divestiture Condition has not been satisfied, but thereafter on or prior to December 31, 2000 the Divestiture Condition is satisfied, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

		f.	The aggregate price to be paid to NU shareholders (including the value of the stock consideration) will depend upon the
adjustments described above and the number of NU common shares outstanding at the completion of the Merger, but is not
expected to exceed $3.6 billion.  It is estimated that NU
shareholders will receive less than 20% of New CEI Common
Stock, with the remainder retained by CEI shareholders.

	14.	CEI and NU seek to complete the Merger in July  2000. In addition to various regulatory reviews, completion of the Merger requires, among other things, the approval of at least a majority of the CEI shares outstanding and entitled to vote and at least two-thirds of the NU shares outstanding and entitled to vote. CEI and NU plan to call special meetings of their shareholders to approve the Merger in early 2000.

	15.	The Merger will result in a change in the ultimate corporate owner of Orange and Rockland (from CEI to New CEI) but, as noted above, CEI shareholders will remain the majority shareholders of New CEI. The Merger will not involve any change in the manner in which Pike provides electric transmission and delivery service to its customers. Pike will continue to exist, will retain its present name, and will operate as a wholly-owned subsidiary of Orange and Rockland. The services currently being provided by Pike will continue to be offered pursuant to Commission-approved tariffs.

	16.	New CEI will account for the Merger under the purchase method of accounting in accordance with generally accepted accounting principles.
Under the purchase method of accounting, CEI will value NU's net assets and liabilities at their fair market value, and any premium paid over and above fair market value will be reflected as goodwill and amortized over 40 years.
The fair market value for assets utilized in the regulatory framework is generally their book value. The transaction is valued at approximately $7.5 billion, including NU's debt, capitalized leases and preferred securities.

D.	Benefits of the Merger

	17.	The Merger is expected to produce benefits, including cost savings through greater efficiencies and economies of scale and scope, a more diverse customer base, and a regional platform for growth. More specifically, the Merger will provide the opportunity to achieve cost savings through greater operating efficiencies. Scale has importance in many areas, including utility operations, product development and corporate services. The Merger also will create a regional platform for marketing utility and non-utility services, which will strengthen the ability of the combined company to offer additional services to customers.

	18.	Dramatic changes are occurring in the regulation of the electric and gas industries at the federal and state levels, resulting in an increasingly competitive environment in which gas and electric utilities operate. Following an evaluation of this transformation of the energy industry to determine how best to respond to these changes, both CEI and NU have concluded that size, resources and a larger customer base will be critical in achieving lower rates for customers, as well as competitive investor returns. Accordingly, the terms of the business combination set forth in the Merger Agreement will provide a mutually beneficial setting for responding to this evolving and increasingly competitive energy marketplace.

	19.	The common vision of CEI and NU and their complementary strategies, in combination with their management, personnel, technical expertise and financial strength, will create a company with the capabilities and resources better positioned to succeed and grow in the new competitive energy marketplace.  The Merger would join two well-managed companies with complementary and contiguous operations, providing substantial strategic and financial benefits to customers, employees and shareholders alike.  These benefits are expected to include a strong, regional foundation, providing New
CEI with the scale and scope necessary to invest in infrastructure, utilize advanced technologies in a cost-effective manner and better serve customers.
As explained further herein, the combination will improve Pike's ability to meet its commitments to customer service and system reliability.  In addition, Pike anticipates savings in the operation of New CEI's regulated businesses from greater efficiencies in operations and business processes through the elimination of duplicate facilities and activities, administration and other labor cost savings and increased purchasing efficiencies.  A portion of these savings will inure to Pike's benefit, which will provide continued rate stability for Pike's customers.

	20.	The Merger will not have an adverse effect on competition among suppliers of electric utility services.  Pike owns no generating assets.
Pike's corporate parent, Orange and Rockland, has fully divested itself of generation assets. Pike has already implemented customer choice in electricity provider in accordance with the Commission's Order entered July
23, 1998, at Docket No. R-00974150, which approved a settlement of Pike's electric restructuring proceeding. That settlement included specified affiliate transaction rules. Nothing in this Merger will have any effect upon that settlement. Con Edison has sold approximately 6,300 MW of its approximately 8,300 MW of generating capacity. NU's operating subsidiaries have, or are in the process of, divesting their generating facilities. CL&P and WEMCO recently divested most of their fossil-fueled generating facilities and are in the process of divesting their nuclear capacity. PSNH is awaiting approval of its agreement to auction off all of its generating assets. Both CEI and NU have established open access transmission tariffs consistent with the rules and requirements of the FERC. This Merger will provide the resources to foster innovation and will add vitality and strength to the drive to competition and thereby increase the savings available to consumers. As a result, the Merger will not result in either anticompetitive or discriminatory conduct and will not prevent retail customers from obtaining the benefits of a competitive retail electricity market. Because Pike's annual gas operating revenues are less than $6,000,000 per year, Pike is not subject to the provisions of the Natural Gas Choice and Competition Act, Chapter 22 of the Public Utility Code.

	21.	The Merger will have no impact on jobs located in Pennsylvania.
Pike has no operating employees. As a wholly-owned subsidiary of Orange and Rockland, all the service requirements of Pike's customers are furnished by Orange and Rockland. Orange and Rockland bills Pike for these services pursuant to the terms of the Joint Operating Agreement between them dated October 24, 1962. Orange and Rockland will continue to maintain a significant local workforce. The combined companies recognize that a local workforce is necessary to maintain excellent customer service levels and to respond to the particular needs within each of the States that the operating utilities will serve.

	22.	The Merger will not adversely affect Pike's service to its
customers in Pennsylvania. New CEI is committed to maintaining Pike's existing high standards of reliability and customer service. Merger-related savings will be obtained primarily through achieving economies of scale, such as elimination of duplicative departments and systems, principally at the administrative levels of CEI and NU(3). As a result, the Merger will not have an adverse effect on the provision of safe, adequate and proper utility service at just and reasonable rates.

	23.	The registered PUHCA status of New CEI will require a service company framework similar to Northeast Utilities Service Company ("NUSCO"), NU's existing service company, to the extent services are shared by operating companies. Under the service company framework, all the CEI subsidiaries will receive allocations of costs appropriate to the services being rendered to them as approved by the SEC. Prior to implementing such new cost allocations, Pike will make the appropriate affiliated interest agreement filings with the Commission under Chapter 21 of the Public Utility Code.

	24.	The Merger should strengthen the ability of Pike to offer improved and additional services to its customers by providing access to the best practices and innovative technology and methods now employed by the separate companies. For example, NU has developed expertise in establishing and participating in restructured wholesale markets, which have only recently been established in New York and Pennsylvania, and has an extensive overhead distribution system that, with implementation of best practices, should assist CEI in dealing with its overhead systems in New York, New Jersey and Pennsylvania.(4) NU also has a great deal of experience with a service company structure, which will be essential, to the extent services are shared by operating companies, once New CEI is established and becomes a registered holding company under PUHCA.

	25.	The Merger Agreement provides that Con Edison and Orange and
Rockland will remain separate operating utilities owned by New CEI. Pike will remain as a wholly owned subsidiary of Orange and Rockland. As a consequence, the transaction will not impact on the ability of Pike to continue to raise debt or preferred equity capital in the future. Moreover, additional equity capital, whether raised publicly at the New CEI level, or generated internally, will be invested in NU, Con Edison and Orange and Rockland (including Pike), as appropriate, to fund utility capital expenditures while maintaining a cost-effective capital structure at the utility level. To facilitate appropriate allocation of capital within New CEI, the merged company expects to create a guideline for prioritizing the allocation of funds among the subsidiaries. A committee comprised of senior managers will be established at the time of the Merger consummation, which would monitor operating and financial requirements with a view to ensuring that capital allocated to the regulated companies is adequate to provide safe and reliable service to customers.

26.	The Merger will produce certain net savings which are driven by the operating efficiencies expected from the Merger. As shown on Exhibit J, based on current estimates, the Merger is anticipated to result in savings for the regulated operations of New CEI, net of transaction costs and costs to achieve, of approximately $1.3 billion on a cumulative nominal basis over the first ten years following the closing of the transaction, which is scheduled for July 2000. These savings were derived by combining, to the extent practicable, the costs and workforces of CEI and NU and applying general reduction factors, mainly in the administrative areas, that normally result from a combination of similarly-sized companies. A transition team has been established to identify the precise means by which the Merger efficiencies will be realized and, while specific assumed reductions in certain areas will be overstated or understated, CEI and NU expect that the overall level of merger savings will be phased in and realized over time, with the savings achieved at the end of the ten-year period being in the range of $1.3 billion.(5)

27.	Exhibit J also shows the estimated transaction costs and other costs to achieve, which total approximately $319 million. Transaction costs and costs to achieve include the incremental legal, financial, employee and organizational costs incurred and to be incurred to effectuate and implement the Merger.

28.	Consistent with general Commission practice, Pike proposes that, in the absence of a general rate case, it retain the synergy savings that would normally be retained if it were to reduce expenses in a period between rate cases. Pike will retain all near-term synergy savings, except savings in costs that are normally flowed through to consumers through Pike's gas cost adjustment clause; the latter savings will be fully and immediately flowed through to customers, as would be the case with reductions in other cost elements subject to adjustment-clause recovery. Under this approach, the near-term costs of implementing the Merger will not be charged to customers but will be borne by investors and will offset the retention of near-term and non-fuel synergy savings.(6) Pike requests that, for accounting purposes, Pike's pro rata share of the costs to achieve the merger be allowed to be recorded as a Regulatory Asset and amortized to Pike's electric and gas departments over a period of five years, commencing with the effective date of the Merger. For recording purposes, "costs to achieve the merger" shall include those costs incurred directly by and/or allocated to Pike to complete the Merger.

29.	If a general rate case filed after closing of the Merger is decided for any of the regulated services of Pike, the revenue requirement would be determined based on normal cost of service principles, including applicable synergy savings and applicable Merger costs as amortized during the test year in that proceeding. Any party to that proceeding would have the right to challenge the reasonableness and prudence of claimed Merger costs. An allocation of the synergy savings among the regulated companies has not yet been finalized, and will be provided to the Commission in the near future.

	30.	The assets of Orange and Rockland and Pike will continue to be recorded on their books and records at the same values as before the Merger.
E.	Rates

	31.	Presently, Pike provides electric and gas service to Pennsylvania jurisdictional customers under tariffs and rates reviewed and approved by the Commission. Pike's rates will not change as a result of the Merger.
F.	Service

	32.	As noted above, service provided by Pike will not be affected by the Merger.

G.	Regulatory Approvals

	33.	To the extent required, filings will be made with the utility commissions of the states of New York, New Jersey, Connecticut, Massachusetts, New Hampshire, Maine and Vermont.

	34.	CEI, a holding company exempt from most provisions of PUHCA under
Section 3(a) (1) of the Act, and NU, a holding company regulated by and registered under PUHCA, are required to obtain SEC approval under Section
9(a)(2) of PUHCA in connection with the Merger. Section 9(a)(2) requires an entity owning, directly or indirectly, 5 percent or more of the outstanding voting securities of a public utility company to obtain the approval of the SEC under Section 10 prior to acquiring a direct or indirect interest in 5 percent or more of the voting securities of any additional public utility company.

	As a result of the Merger, CEI, a holding company which currently holds in excess of 5 percent of the voting securities of a public utility within the meaning of PUHCA, will be deemed to have indirectly acquired through New CEI all of the common shares of NU, a public utility holding company within the meaning of PUHCA. Therefore, the approval of the merger by the SEC is required. It is anticipated that an application seeking SEC approval will be filed in the same time frame as this Application.

	35.	CEI and NU are subject to the jurisdiction of the FERC under
Section 205 of the Federal Power Act ("FPA") with respect to certain wholesale electric sales and transmission services. FERC has also asserted jurisdiction over any transfer of ownership and control over FERC jurisdictional facilities under section 203 of the FPA. An application seeking the approval of the FERC was filed on January 14, 2000.

	36.	The expiration of the waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended, will be required.

	37.	The Atomic Energy Act provides that a Nuclear Regulatory Commission
("NRC") license for nuclear generating facilities may not be transferred or in any manner disposed of, directly or indirectly, through transfer of control, unless the NRC finds that the transfer complies with the Atomic
Energy Act and consents to the transfer.  Subsidiaries and affiliates of CEI and NU hold licenses for their nuclear generating facilities; therefore, notification of the Merger was made to the NRC on January 13, 2000, and its consent sought to the extent the NRC deems necessary.


H.	Service Territories

	38.	Provided as Exhibit C hereto are copies of Pike's tariff sheets which identify the areas where it provides gas and electric service in Pennsylvania. Exhibit D hereto is a map depicting the portions of Pennsylvania where Pike provides service.

	39.	The gas and electric service territories of Pike would not be changed by the Commission's approval of this Application or by the consummation of the transaction proposed herein.

I.	Pike Corporate History

	40.	Pike was organized in 1910 as a subsidiary of the Orange County
Public Service Company of Port Jervis, New York. In 1913, Pike merged with Matamoras Gas Company and Pike Gas Company to form Pike County Light & Power Company. In 1914, Pike County Light & Power Company merged with Milford Electric Company, Milford Township Electric Company, and Westfall Electric Company to become what is known today as Pike County Light & Power Company. Pike County Light & Power Company was acquired by the Tenney Company in 1926 and merged into Rockland Light and Power Company. On February 28, 1958,
Orange and Rockland Electric Company merged into Rockland Light and Power Company and the merged company became Orange and Rockland Utilities, Inc. On July 8, 1999, Orange and Rockland merged with and became a wholly-owned subsidiary of CEI.

J.	Supporting Data

	41.	Pike will employ, in furnishing service, plant in service presently used by it to furnish service, together with plant presently under construction and plant which may be added in the future prior to approval of this Application.  Exhibit E is a Statement for Pike of the original cost, by primary account, of plant in service.  Also shown on Exhibit E is the reserve for depreciation associated with plant in service.  Approval by the
Commission of this Application and the consummation of the transaction proposed herein will not alter the original cost of plant in service or the depreciation reserve of each company.

	42.	Exhibit F hereto indicates for Pike the number of customers, by class, as of March 31, 1999. Approval by the Commission of this Application and the consummation of the transaction proposed herein will not alter the number of customers served by Pike.

	43.	Exhibit G hereto contains balance sheets for Pike as of December
31, 1999. Approval by the Commission of this Application and the consummation of the transaction proposed herein will have no material effect upon Pike's balance sheets.

	44.	Exhibit H hereto is the statement of income for Pike, for the twelve months ended December 31, 1999. Approval by the Commission of this Application and the consummation of the transaction proposed herein will not affect Pike's income statement.

	45.	Exhibit I hereto is the Statement of Financial Condition of CEI as of December 31, 1998 and September 30, 1999.

K.	Miscellaneous

46.	All of the annual reports, tariffs and other documents filed by Pike with the Commission and filings by its predecessors, are made a part hereof by reference.

	47.	The following exhibits are attached to this Petition, incorporated herein and made a part hereof:

			a.	Exhibit A - Agreement and Plan of Merger;
				Exhibit B - Comparison of Pre- and Post-Merger Corporate
                           Structure
				Exhibit C - Tariff sheets
				Exhibit D - Map of Pike
				Exhibit E - Statement of Pike Original Cost Plant in
Service

				Exhibit F - Customers Served as of March 31, 1999
				Exhibit G - Pike Balance Sheet
				Exhibit H - Pike Statement of Income
				Exhibit I - Statement of Financial Condition of CEI as of
			     December 31, 1998 and September 30, 1999
				Exhibit J -  Quantification of Synergy Savings

	48.	The Merger Agreement provides that, prior to the closing date, the
Merger Agreement may be terminated for a variety of reasons. In the event that the Merger Agreement is so terminated in accordance with its terms, Pike respectfully reserves the right to withdraw this Petition.

	WHEREFORE, for all the foregoing reasons, Pike County Light & Power
Company respectfully requests that the Pennsylvania Public Utility Commission approve this Application and issue a certificate of public convenience approving the transfer by merger from Consolidated Edison, Inc. to a newly-
formed subsidiary also named Consolidated Edison, Inc. by merger the title to, or the possession or use of, all property of Pike County Light & Power
Company, that is used or useful in the public service.  Pike also requests that its pro rata share of the costs to achieve the merger be allowed to be recorded as a Regulatory Asset and amortized to Pike's electric and gas departments over a period of five years, commencing with the effective date of the Merger.  Pike further requests that the Commission take such action no later than June 15, 2000, so that the Merger can be consummated in July,
2000, as scheduled.
								Respectfully submitted,


							David B. MacGregor
							Morgan, Lewis & Bockius LLP
							1701 Market Street
							Philadelphia, PA  19103-2921
							Tel:	(215) 963-5000
							Fax:	(215) 963-5299

							Michael W. Hassell
							Morgan, Lewis & Bockius LLP
							417 Walnut Street
							Harrisburg, PA  17101-1904
							Tel:	(717) 237-4024
							Fax:	(717) 237-4004

							Chanoch Lubling
							Associate General Counsel
							Consolidated Edison Company
							  of New York, Inc.
							4 Irving Place
							New York, New York  10003

Of Counsel:
MORGAN, LEWIS & BOCKIUS LLP
Attorneys for Pike County Light & Power
Company, Orange and Rockland Utilities,
Inc., and Consolidated Edison, Inc.

Dated:	January 20, 2000

AFFIDAVIT


STATE OF NEW YORK	:
				:	SS.
COUNTY OF ROCKLAND	:



	          , being duly sworn according to law, deposes and states that
he is                    of Pike Light & Power Company; that he is authorized
to and does made this affidavit for it; and that the facts set forth above related to Pike Light & Power Company are correct to the best of his knowledge, information and belief.





Sworn to and subscribed
before me this      day
of January, 2000.



	Notary Public





Footnotes:


(1) Con Edison Solutions, Inc., another wholly-owned subsidiary of CEI, is licensed to market gas and electricity in Pennsylvania.

(2) Select Energy, a wholly-owned subsidiary of NU, is licensed to market gas and electricity in Pennsylvania.

(3) By order entered March 11, 1999, at A-110650F0003, the Commission approved the merger of Orange and Rockland and CEI. That merger resulted in substantial reductions in the administrative staff of Orange and Rockland. As a result, the proposed merger of CEI and NU is not anticipated to result in any substantial change to Orange and Rockland's staff.

(4) Significantly, the service territories of CEI and NU are contiguous, directly intertied and include the largest customer base in the New England and New York power pools (ISOs). This will facilitate the combined companies' ability to foster greater cooperation between the pools and to take advantage of operating efficiencies.

(5) The cost savings were based on current cost and expense levels for each company absent the Merger and then escalated by 3 percent each year through 2010.

(6) Pike notes that the acquisition premium, or the excess of the purchase price over the fair market value of NU's net assets, is estimated to be $1.5 billion and will be accounted for as goodwill on New CEI's balance sheet and amortized to expense over a 40-year period.